      EXHIBIT 20

NEWS	Thomas & Betts Corporation 8155 T&B Boulevard Memphis, TN 38125 (901) 252-5466

For Immediate Release

THOMAS & BETTS ANNOUNCES LEADERSHIP CHANGES

Dominic J. Pileggi to Succeed
T. Kevin Dunnigan As Chief Executive Officer

MEMPHIS, Tenn. — December 2, 2003 — Thomas & Betts Corporation (NYSE: TNB) today announced that Dominic J. Pileggi has been elected by the company’s Board of Directors to succeed T. Kevin Dunnigan as chief executive officer, effective January 16, 2004. Dunnigan will continue to serve as a non-employee chairman of the board until December 31, 2004. The board also voted to increase the size of the board from 10 to 11 directors and elected Pileggi to fill the new seat, effective January 16, 2004.

     Pileggi, 52, currently serves as president and chief operating officer of Thomas & Betts. He began his career at the company in 1979 as a sales representative and advanced steadily within the organization. In 1988, Pileggi was named president of the company’s electronics division and, in 1994, was promoted to lead the company’s largest division — electrical products. As a senior executive, he managed the integration of multiple strategic acquisitions, helping Thomas & Betts build one of the electrical industry’s broadest product portfolios. Pileggi left Thomas & Betts in 1995, returning in 2000 to lead the restructuring of the company’s electrical business. From 1995 to 2000, Pileggi held senior executive positions at Casco Plastic, Inc., Jordan Telecommunications, and Viasystems Inc.

     Speaking on behalf of the Thomas & Betts board of directors, Dunnigan said, “Dominic Pileggi is a strong and decisive leader with a proven track record in managing and growing international manufacturing enterprises. He has played a crucial role in rebuilding Thomas & Betts over the course of our turnaround, balancing an unrelenting focus on results with adroit skill in managing human capital. Today, Thomas & Betts is financially strong and ready to begin a new phase in its development, making it an ideal time to move forward with an orderly executive transition.”

     “Kevin Dunnigan has played an invaluable role in restoring Thomas & Betts to a position of financial and competitive strength and I am honored to be asked to follow in his footsteps at this important juncture,” said Pileggi. “Thomas & Betts has an exceptional portfolio of brands, high-quality manufacturing operations, strong customer relations and a solid financial foundation supported by a global team of dedicated employees. We plan to leverage these strengths as we move the company strategically forward.”

     Thomas & Betts Corporation is a leading designer and manufacturer of connectors and components for electrical and communication markets, engineered steel structures used primarily for utility transmission, and industrial heating units. Headquartered in Memphis, Tenn., the company reported $1.3 billion in sales in 2002.

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     This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, and economic and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

CONTACT:	Tricia Bergeron Vice President, Investor & Corporate Relations 901.252.8266 tricia.bergeron@tnb.com